SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM 11-K

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


         For the fiscal year ended December 31, 1998

         Commission File Number 1-2227

         E.       Full title of the plan:

                  Crown Cork & Seal Company, Inc.
                  401 (k) Retirement Savings Plan
                  for Employees of Golden Aluminum

         F. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                        CROWN CORK & SEAL COMPANY, INC.
                                 ONE CROWN WAY
                          PHILADELPHIA, PA 19154-4599

                                     INDEX


                                                                         Pages


Signatures...........................................................      3

Report of Independent Accountants....................................      6

Audited Plan Financial Statements and Schedules in
accordance with the Financial Reporting Requirements of ERISA........   7 to 17

Exhibit 23 - Consent of Independent Accountants......................     18

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.





                                       Crown Cork & Seal Company, Inc.
                                       401 (k) Retirement Savings Plan
                                       for Employees of Golden Aluminum



                                       By: /s/ James T. Malec
                                           ------------------
                                           James T. Malec
                                           Member, Benefit Plan Committee

Date: June 25, 1999

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
for Employees of Golden Aluminum

Financial Statements
December 31, 1998 and 1997

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Table of Contents
--------------------------------------------------------------------------------

                                                                        Page(s)

Report of Independent Accountants                                          1

Financial Statements

    Statement of Net Assets Available for Benefits                         2

    Statement of Changes in Net Assets Available for Benefits              3

    Notes to Financial Statements                                        4 - 9

Supplemental Schedules*

    Schedule I   - Schedule of Assets Held for Investment Purposes         11

    Schedule II  - Schedule of Reportable (5%) Transactions                12








*   Other  supplemental   schedules  required  by  Section  2520.103-10  of  the
    Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Report of Independent Accountants


To the Benefit Plans Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum (the "Plan") at December 31, 1998 and 1997, and the changes in the net assets available for benefits for the year ended December 31, 1998 and for the period from March 1, 1997 to December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and of Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employment Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


PricewaterhouseCoopers LLP

June 18, 1999
Philadelphia, Pennsylvania

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for
Employees of Golden Aluminum
Statement of Net Assets Available for Benefits
December 31, 1998 and 1997
--------------------------------------------------------------------------------

                                                     1998               1997
Investments, at fair value:
Registered investment companies:
     Vanguard Balanced Index Fund                $  177,431 *      $   79,175 *
     Vanguard Total Bond Market Index Fund           67,645            28,342
     Vanguard Explorer Fund                         124,078 *          72,022 *
     Vanguard 500 Index Fund                        607,929 *         225,646 *
     Vanguard International Growth Fund              64,728            30,834
                                                --------------      ------------

                                                  1,041,811           436,019

Crown Cork & Seal Stock Fund                        193,395 *          76,128 *
Crown Cork & Seal Fixed Income Fund                 464,515 *         199,721 *
Participant loans                                    43,379                 -
                                                --------------      ------------

          Total investments                        1,743,100           711,868
                                                --------------      ------------

Receivables:
Employer's contributions                              24,167            26,521
Participant's contributions                           68,287            77,572
                                                --------------      ------------

           Total receivables                          92,454           104,093
                                                --------------      ------------

Net assets available for benefits                 $1,835,554          $815,961
                                                --------------      ------------



  * Represents 5% or more of net assets available for benefits.

The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for
Employees of Golden Aluminum
Statement of Changes in Net Assets Available for Benefits
--------------------------------------------------------------------------------

                                                                    For the
                                                                  Period from
                                                For the             March 1,
                                              Year Ended             1997 to
                                              December 31,        December 31,
                                                  1998                1997
Additions:
Investment income:
     Interest and dividend income             $   42,355          $   19,680
     Interest income, participant loans            1,472                   -
     Net appreciation (depreciation)
       in fair value of investments               70,778              (4,482)
                                            --------------       --------------

                                                 114,605              15,198
                                            --------------       --------------
Contributions:
     Employer                                    264,507             201,927
     Participant                                 761,211             601,473
                                            --------------       --------------

                                               1,025,718             803,400
                                            --------------       --------------

        Total additions                        1,140,323             818,598
                                            --------------       --------------

Deductions:
Payment of benefits                              120,730               2,637
                                            --------------       -------------

Net increase                                   1,019,593             815,961

Net assets available for benefits:
     Beginning of period                         815,961                   -
                                            --------------       --------------

     End of period                            $1,835,554            $815,961
                                            --------------       --------------



 The  accompanying  notes are an  integral  part of these financial statements.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------


 1.  Description of Plan

     The following description of the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Employees of Golden Aluminum (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General
     The Plan commenced operations on March 1, 1997 and is a defined contribution plan covering eligible full-time employees of Golden Aluminum Company (the Company) who have one year of service and are age eighteen or older. In addition, employees who were eligible to participate in the ACX Technologies, Inc. Savings and Investment Plan on February 28, 1997 (Crown Cork & Seal Company, Inc. obtained the rights to acquire the Company from ACX Technologies, Inc. in March, 1997) are also eligible. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     Contributions
     Each year, participants may contribute up to 17 percent of pre-tax annual compensation, as defined in the Plan. Participants may also contribute an amount representing distributions from other qualified defined benefit or contribution plans. The Company contributes 50 percent of the first 6 percent of base compensation that a participant contributes to the Plan. Additional amounts may be contributed at the option of the Company's board of directors. Contributions are subject to certain limitations.

     Participant Accounts
     Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contributions and, (b) Plan earnings, and charged with an allocation of administrative expenses (Note 4). Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting
     Participants  are  immediately  vested  in  their   contributions  and  the
     Company's contributions plus actual earnings thereon.

     Participant loans
     Participants may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of the participant's vested balance. Loan transactions are treated as a transfer to (from) the investment fund from(to) the Participant loans. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with a prevailing commercial rate as determined by the Benefit Plans Committee. Interest rates ranged from 9 percent to 9.5 percent for loans outstanding as of December 31, 1998. Principal and interest is paid ratably through monthly payroll deductions.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------


     Payment of Benefits
     On termination of service due to death, disability or retirement, a participant may elect to receive either a lump sum amount equal to the value of the participant's vested interest in his or her account, or substantially equal periodic installments over a period not to exceed 10 years. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

     Plan Termination
     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

     Investment Options
     Participants are able to allocate their contributions among the following investment options:

     Vanguard Balanced Index Fund: Seeks to provide income and long-term growth of capital and income by dividing its assets between indexed portfolios of stocks (60%) and bonds (40%).

     Vanguard Total Bond Market Index Fund (formerly the Vanguard Bond Index Fund - Total Bond Market Portfolio): Seeks to provide a high level of interest income by attempting to match the performance of the unmanaged Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market.

     Vanguard Explorer Fund: Seeks to provide long-term growth of capital by investing in a diversified group of small-company stocks with prospects for above-average growth.

     Vanguard 500 Index Fund (formerly the Vanguard Index Trust - 500 Portfolio): Seeks to provide long-term growth of capital and income from dividends by holding all of the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

     Vanguard International Growth Fund (formerly the Vanguard International Growth Portfolio): Seeks to provide long-term growth of capital by investing in stocks of high-quality, seasoned companies based outside the United States. Stocks are selected from more than 15 countries.

     Crown Cork & Seal Stock Fund: Invests in Crown Cork & Seal stock to provide the possibility of long-term growth through increases in the value of the stock and the reinvestment of its dividends.

     Crown Cork & Seal Fixed Income Fund: Seeks to preserve the value of the original investment and provide an attractive level of interest by investing primarily in investment contracts issued by insurance companies and banks and other types of fixed principal investments. It is designed to maintain a constant $1.00 share value.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

 2.  Summary of Accounting Policies

     The following accounting policies, which conform with generally accepted accounting principles, have been used consistently in the preparation of the Plan's financial statements:

     Basis of Accounting
     The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

     Investment Valuation and Income Recognition
     The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Units of the Company's fixed income fund are valued at net asset value at year end.

     Participant loans are valued at cost which approximates fair value.

     Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

     Payment of Benefits
     Benefits are recorded when paid.

 3.  Related Party Transactions

     The Plan invests in shares of registered investment companies managed by an affiliate of Vanguard Fiduciary Trust Company ("VFTC"). VFTC acts as trustee for those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

 4.  Plan Expenses

     The Company has the option under the Plan's provision to pay for the Plan's administrative expenses. For the year ended December 31, 1998 and for the period March 1, 1997 (inception of the Plan) to December 31, 1997, the Company paid for the Plan's administrative expenses.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

 5.  Tax Status

     The Internal Revenue Service has determined and informed the Company by a letter dated March 10, 1999 that the Plan is designed in accordance with applicable sections of the Internal Revenue Code (IRC). Accordingly, the Plan is not subject to federal or local income taxes.

 6.  Crown Cork & Seal Fixed Income Fund

     The Crown Cork & Seal Fixed Income Fund consists of guaranteed investment contracts ("GICs") and the Vanguard Retirement Savings Trust. The GICs are valued at contract value, which approximates fair value. The GICs are fully benefit responsive. Interest rates on GICs ranged between 4.94 percent and
     7.32 percent at December 31, 1998 and 5.00 percent and 6.96 percent at December 31, 1997. Average yields on GICs were 5.71 percent in 1998 and
     6.07 percent in 1997. The Vanguard Retirement Savings Trust is a tax-exempt collective fund invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The trust intends to maintain a constant net asset value of $1.00 per share. As the GICs mature the proceeds are invested in the Vanguard Retirement Savings Trust.

 7.  Subsequent Event

     On May 26, 1999 Crown Cork & Seal Company, Inc. announced that it has exercised its right to return Golden Aluminum Company to ACX Technologies, Inc. The effect on the Plan has not yet been determined.

Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
December 31, 1998 and 1997
--------------------------------------------------------------------------------

 8.  Changes in Net Assets Available for Benefits by Investment Fund

     The allocation of changes in net assets available for benefits for the year December 31, 1998 is as follows:


                                                                          Fund Information
                                    ---------------------------------------------------------------------------------------
                                                                                                        Crown
                                    Vanguard   Vanguard                        Vanguard      Crown   Cork & Seal
                                    Balanced  Total Bond  Vanguard  Vanguard International Cork & Seal  Fixed
                                     Index      Market    Explorer  500 Index   Growth       Stock     Income   Participant
                                     Fund     Index Fund    Fund       Fund      Fund        Fund       Fund       Loans     Total

Additions:
Investment income:
    Interest and dividend
       income                      $  5,715   $  3,185   $  1,084   $  8,171   $ 1,283    $  3,061   $ 19,856   $      -  $   42,355
    Interest income,
       participant loans                  -          -          -          -         -           -          -      1,472       1,472
    Net appreciation (depreciation)
       in fair value of investments  15,877        809      5,465    101,086     5,978     (58,437)         -          -      70,778
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------
                                     21,592      3,994      6,549    109,257     7,261     (55,376)    19,856      1,472     114,605
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------
Contributions:
    Employer                         31,778     11,514     22,745     88,752    11,325      26,339     72,054          -     264,507
    Participant                      79,074     29,330     68,346    250,763    29,328      81,067    223,303          -     761,211
    Participant loan repayment          796        556      1,583      2,621       547         960      4,027    (11,090)          -
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------
                                    111,648     41,400     92,674    342,136    41,200     108,366    299,384    (11,090)  1,025,718
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------
       Total Additions              133,240     45,394     99,223    451,393    48,461      52,990    319,240     (9,618)  1,140,323
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------

Deductions:
Payment of benefits                  20,005      2,654      3,099     45,374     2,463      10,926     36,209          -     120,730
Participant loan withdrawals          4,135      2,013      3,672     12,575     3,131       8,015     19,456    (52,997)          -
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------

Net increase prior
    to interfund transfers          109,100     40,727     92,452    393,444    42,867      34,049    263,575     43,379   1,019,593
Interfund transfers                 (12,102)    (1,089)   (43,980)   (14,792)   (8,883)     81,758       (912)         -           -
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------
Net increase                         96,998     39,638     48,472    378,652    33,984     115,807    262,663     43,379   1,019,593

Net assets available for benefits:
    Beginning of period              90,280     32,037     83,096    260,596    34,830      86,584    228,538          -     815,961
                                   --------   --------   --------   --------   -------    --------   --------   --------  ----------
    End of period                  $187,278   $ 71,675   $131,568   $639,248   $68,814    $202,391   $491,201   $ 43,379  $1,835,554
                                   ========   ========   ========   ========   =======    ========   ========   ========  ==========


Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan for Employees of Golden Aluminum
Notes to Financial Statements
December 31, 1998 and 1997

 8.  Changes in Net Assets Available for Benefits by Investment Fund (continued)

     The allocation of changes in net assets available for benefits for the period from March 1, 1997 to December 31, 1997 is as follows:


                                                                  Fund Information
                                         ----------------------------------------------------------------------------------
                                                    Vanguard
                                                    Bond Index                                                    Crown
                                         Vanguard     Fund -               Vanguard     Vanguard      Crown    Cork & Seal
                                         Balanced   Total Bond  Vanguard    Index    International Cork & Seal    Fixed
                                           Index      Market    Explorer  Trust - 500    Growth       Stock      Income
                                           Fund     Portfolio     Fund    Portfolio    Portfolio      Fund        Fund      Total
Additions:
Investment income:
    Interest and dividend income        $  1,884    $    537    $  7,537   $  3,878    $  1,517    $    725     $  3,602  $  19,680
    Net appreciation (depreciation)
       in fair value of investments          192         270     (10,037)     3,385      (3,416)      5,124            -     (4,482)
                                        --------    --------    --------   --------    --------    --------     --------  ---------
                                           2,076         807      (2,500)     7,263      (1,899)      5,849        3,602     15,198
                                        --------    --------    --------   --------    --------    --------     --------  ---------
Contributions:
    Employer                              23,724       8,578      20,088     63,302       9,160      19,728       57,347    201,927
    Participant                           64,480      22,652      64,640    190,031      27,569      61,007      171,094    601,473
                                        --------    --------    --------   --------    --------    --------     --------   --------
                                          88,204      31,230      84,728    253,333      36,729      80,735      228,441    803,400
                                        --------    --------    --------   --------    --------    --------     --------   --------
       Total additions                    90,280      32,037      82,228    260,596      34,830      86,584      232,043    818,598
                                        --------    --------    --------   --------    --------    --------     --------   --------
Deductions:
Payment of benefits                            -           -           -          -           -           -        2,637      2,637
                                        --------    --------    --------   --------    --------    --------     --------   --------
Net increase prior to
    interfund transfers                   90,280      32,037      82,228    260,596      34,830      86,584      229,406    815,961
Interfund transfers                            -           -         869          -           -           -         (869)         -
                                        --------    --------    --------   --------    --------    --------     --------   --------

Net increase                              90,280      32,037      83,097    260,596      34,830      86,584      228,537    815,961

Net assets available for benefits:
    Beginning of period                        -           -           -          -           -           -            -          -
                                        --------    --------    --------   --------    --------    --------     --------   --------
    End of period                       $ 90,280    $ 32,037    $ 83,097   $260,596    $ 34,830    $ 86,584     $228,537   $815,961
                                        ========    ========    ========   ========    ========    ========     ========   ========

                                                        Additional Information
                                                        Required for Form 5500

Crown Cork & Seal Company, Inc.                                   Schedule I
401(k) Retirement Savings Plan for Employees of Golden Aluminum
EIN 23-1526444
Schedule of Assets Held for Investment Purposes
Attachment to Form 5500, Line 27(a)
December 31, 1998
--------------------------------------------------------------------------------

                                                                                                                      Current
             Identity of Issue                            Description of Asset                       Cost              Value

*   Vanguard Balanced Index Fund                    Registered Investment Company                 $ 162,080        $   177,431
*   Vanguard Total Bond Market Index Fund           Registered Investment Company                    66,657             67,645
*   Vanguard Explorer Fund                          Registered Investment Company                   124,229            124,078
*   Vanguard 500 Index Fund                         Registered Investment Company                   509,241            607,929
*   Vanguard International Growth Fund              Registered Investment Company                    61,884             64,728
*   Crown Cork & Seal Stock Fund                    Company Stock Fund                              239,377            193,395
*   Crown Cork & Seal Fixed Income Fund             Unallocated Guaranteed Investment Contracts
                                                    and Common/Collective Trusts                    464,515            464,515
    Participant Loans                               9% - 9.5%                                                           43,379
                                                                                                                   -----------

Total assets held for investment purposes                                                                          $ 1,743,100
                                                                                                                   ===========

*   Party in interest

Crown Cork & Seal Company, Inc.                                  Schedule II
401(k) Retirement Savings Plan for Employees of Golden Aluminum
EIN 23-1526444
Schedule of Reportable (5%) Transactions*
Form 5500, Line 27(d)
Year Ended December 31, 1998
--------------------------------------------------------------------------------


   Identity of            Description of Asset                                     Historical   Current Value
  Party Involved      (Include interest rate and maturity  Purchase    Selling     Cost of        of Asset on           Net
                               in the case of a loan)      Price       Price       Asset        Transaction Date     Gain (loss)

The Vanguard Group        Vanguard 500 Index Fund          $ 368,337   $      -    $      -        $ 368,337
The Vanguard Group        Vanguard 500 Index Fund                        87,141      81,358           87,141          $  5,783
The Vanguard Group        Vanguard Balanced Index Fund       118,623                                 118,623
The Vanguard Group        Vanguard Balanced Index Fund                   36,243      35,526           36,243               717
The Vanguard Group        Vanguard Explorer Fund             109,128                                 109,128
The Vanguard Group        Vanguard Explorer Fund                         62,536      66,958           62,536            (4,422)
The Vanguard Group        Vanguard Int'l Growth Fund          43,191                                  43,191
The Vanguard Group        Vanguard Int'l Growth Fund                     15,275      15,557           15,275              (282)
The Vanguard Group        Vanguard Ttl Bond Mkt Indx Fund     44,250                                  44,250
The Vanguard Group        Vanguard Ttl Bond Mkt Indx Fund                 5,756       5,664            5,756                92
The Vanguard Group        Crown Fixed Income Fund            403,801                                 403,801
The Vanguard Group        Crown Fixed Income Fund                       139,007     139,007          139,007                 -
The Vanguard Group        CC&S Stock Fund                    251,284                                 251,284
The Vanguard Group        CC&S Stock Fund                                75,580      82,911           75,580            (7,331)



     *Transactions or a series of transactions in excess of 5% of the current value of the Plan's assets as of the beginning of the plan year as defined in section 2520.103-6 of the Department of Labor rules and Regulations for Reporting and Disclosure under ERISA.

                                                                - 12 -

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